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Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, PA 19103

Telephone  215.564.8000

Fax  215.564.8120

www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

July 18, 2023

Filed via EDGAR

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton ETF Trust (the “Trust”)

            (File Nos. 333-208873; 811-23124)

Dear Ms. Rossotto:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 98/102 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the Franklin FTSE Eurozone ETF series of the Trust (the “Fund”), which was filed with the Commission on May 23, 2023 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.         Comment:  Please confirm that the figures provided in the fee table are correct or, alternatively, provide an updated fee table.

            Response: Attached as Exhibit A is an updated fee table and expense example.

2.         Comment:  Please consider updating the Underlying Index market capitalization range and number of securities information provided as of March 31, 2023 as of a more recent date.

            Response:  The Trust has updated this information as requested.

3.         Comment:  Please supplementally describe any changes to the Fund’s principal investment strategies as a result of the change to the Fund’s Underlying Index.

            Response: In contrast to the old Underlying Index, the Fund’s new Underlying Index is not a currency hedged index (i.e., it does not incorporate a hedge against non-U.S. currency fluctuations of the currencies represented in the index). Thus, in seeking to track the new Underlying Index, the Fund will no longer seek to hedge against the currency risk of the securities included in its Underlying Index against the U.S. dollar.  In addition, the New Underlying Index only includes the developed market members of the Eurozone and, therefore, it does not include countries such as the United Kingdom, Denmark, Norway, Poland, Sweden and Switzerland that were represented in the old Underlying Index.

4.         Comment:  The Fund’s Principal Investment Strategies section states that the Fund may invest in certain derivative instruments, “to add value and better track the performance of the Fund’s Underlying Index, … .” Please clarify the meaning of “to add value” in this context.  For example, will the Fund invest in derivative instruments for the purpose of exceeding the performance of its Underlying Index?

            Response:  The Trust respectfully declines to revise this disclosure. The Prospectus makes clear that the Fund is an index based ETF that seeks investment results that closely correspond, before fees and expenses, to the performance of the Underlying Index.  The Trust confirms that the Fund does not intend to utilize derivative instruments for the purpose of exceeding the performance of its Underlying Index.  In this context, the phrase “to add value” should be read in conjunction with the entire phrase “to add value and better track the performance of the Fund’s Underlying Index” and is intended to encompass the ways derivative instruments may be used to achieve the Fund’s investment goal, such as providing a more efficient or cost-effective way to achieve the desired exposure to the Underlying Index, as detailed in the existing disclosure.

5.         Comment:  Please clarify whether it is accurate to state that the Fund uses a replication strategy to track the investment performance of its Underlying Index.

            Response: The Trust respectfully declines to revise this disclosure. As stated in the Fund’s Principal Investment Strategies section, the Fund may use either a replication strategy or representative sampling strategy in seeking to track the Underlying Index.  As the disclosure notes, under various circumstances it may not be possible or practicable to fully replicate the Fund’s Underlying Index and in such circumstances the Fund may use a representative sampling strategy. Thus, in certain circumstances the Fund may use a replication strategy, while in other circumstances the Fund may use a representative sampling strategy, and it would be inaccurate to state that the Fund only uses a replication strategy.

6.         Comment:  Please clarify that only derivative instruments that provide investment exposure and have economic characteristics that are similar to that of the constituents of the Fund’s Underlying Index will be included for purposes of calculating the Fund’s compliance with its 80% investment policy. Additionally, please confirm supplementally that the Fund will rely on the market value rather than the notional value of derivative instruments for purposes of determining compliance with its 80% investment policy.

            Response: The Trust has added the following disclosure to the Principal Investment Strategies section:

Derivatives that have economic characteristics and provide investment exposure similar to the constituents of the Underlying Index will be counted towards the Fund’s 80% investment policy.

In regards to how any such derivative investments will be valued for purposes of the Fund’s 80% policy, the Fund intends to take into account exposures created by derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act. By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative’s notional amount, the Fund believes it is appropriate in those circumstances to use that amount for purposes of the 80% test. On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. The Trust respectfully submits that such treatment is consistent with the Commission’s statement in the Rule 35d-1 adopting release that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001).

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7.         Comment:  The Fund’s Principal Investment Strategies states that the Fund may invest in certain derivative instruments “to equitize cash and accrued income.” Please explain the meaning of this phrase in plain English.

            Response: The fourth paragraph of the Fund’s Principal Investment Strategies disclosure has been revised as follows:

The Fund may invest in equity futures (including equity index futures) and equity total return swaps to provide additional opportunities to add value and better track the performance of the Fund’s Underlying index, such as to equitize cash and accrued income (i.e., gain equity market exposure and maintain liquidity until the Fund invests in individual securities), simulate investments in the Underlying Index, facilitate trading or minimize transaction costs.

8.         Comment:  The Derivatives Instruments risk states that the risks of derivative instruments includes the risk of imperfect correlation between the value of the derivative and the underlying instrument.  If this would lead to tracking error, please consider revising the risk disclosure accordingly.

            Response:  The third sentence of the Fund’s Derivative Instruments risk has been revised as follows:

Other risks include illiquidity, mispricing or improper valuation of the derivative, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits and may experience increased tracking error.

9.         Comment: Please confirm supplementally that no 12b-1 fees will be implemented for one year from the effective date of the Fund’s Prospectus. Alternatively, if the Fund intends to implement 12b-1 fees in the next year, please make corresponding revisions to the fee table.

            Response: The Trust confirms that the Fund does not plan on charging 12b-1 fees for at least one year from the effective date of the Prospectus.

10.       Comment:  In the Statement of Additional Information (“SAI”), the Fund’s fundamental investment policy with respect to making loans provides that the Fund may not:  “[m]ake loans if, as a result, more than 33 1/3% of its total assets would be lent to other persons, including other investment companies to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC. This limitation does not apply to (i) the lending of portfolio securities, (ii) the purchase of debt securities, other debt instruments, loan participations and/or engaging in direct corporate loans in accordance with its investment goals and policies, and (iii) repurchase agreements to the extent the entry into a repurchase agreement is deemed to be a loan.” Please explain the exclusion for engaging in direct corporate loans from the policy as noted in subparagraph (ii) of the policy.

            Response: As discussed in prior correspondence with the staff in regards to other Franklin Templeton funds, the Fund’s fundamental investment restriction with respect to making loans recites the Fund’s policy with respect to making loans to other persons, as required by Section 8(b)(1) of the 1940 Act, and excepts from that restriction engaging “in direct corporate loans in accordance with its investment goals and policies,” along with other debt securities and other debt instruments and loan participations. Section 21 of the 1940 Act states that “[i]t shall be unlawful for any registered management company to lend money or property to any person, directly or indirectly, if: (a) the investment policies of such registered company … do not permit such a loan; or (b) such person controls or is under common control with such registered company ….”  In response to this comment, the Fund has added the following clarifying disclosure:

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Although not part of the Fund’s fundamental investment restriction, in general, “direct corporate loans” or direct investments in corporate loans are investments in new corporate loans where the Fund may invest as an initial investor and have a direct contractual relationship with the borrower (as opposed to a participation interest where the Fund's sole contractual relationship is with the seller of the interest). Purchasing a loan or an interest in a loan in this fashion would allow the Fund to avoid the credit risk of the agent bank or other intermediary.

11.       Comment:  Consider adding a footnote to the portfolio manager other accounts managed table in the SAI to make clear that the portfolio managers do not receive performance based compensation.

            Response:  The requested footnote has been added.

                        Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ J. Stephen Feinour, Jr.

J. Stephen Feinour, Jr.

cc: Harris Goldblat, Franklin Templeton

      Tara Gormel, Franklin Templeton

      Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

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Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you buy, hold and sell shares of the Fund. You may also incur other fees, such as usual and customary brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.09%
Distribution and service (12b-1) fees	None
Other expenses[1]	None
Total annual Fund operating expenses[1]	0.09%

1. During the fiscal year ended March 31, 2023, the Fund incurred extraordinary expenses consisting of non-recurring professional fees charged on a contingency fee basis associated with the collection of European Union tax reclaims. Had such expenses been included Other expenses would be 0.06% and Total annual fund operating expenses would be 0.15%.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Franklin FTSE Eurozone ETF	$9	$29	$51	$116

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